December 28, 2010

VIA MAIL & EDGAR FILING

Brian R. Cascio, Accountant Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. – Mail Stop 3720
Washington, DC 20549

Re:
SEC Comment Letter Dated November 30, 2010
Advance Nanotech, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed on April 15, 2010
Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2009
File No. 000-10065

Dear Mr. Cascio:

We have received your letter dated November 30, 2010, by fax in our office on December 1, 2010, detailing your review of the above-referenced filings Form 10-K for the fiscal year ended December 31, 2009 filed on April 15, 2010 (“Form 10-K”) and Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2009 (“Amendment No. 1”). This letter responds to your comments relating to such Form 10-K and Amendment No. 1.

Given the timing of your letter, the comprehensiveness of the requests, and the availability of Advance Nanotech management and consultants during the holiday period, we requested additional time to respond to the inquiry.  In a telephone conversation with Jeanne Bennett on December 8, 2010, an extension was approved for a full response by December 28, 2010.

For your convenience, the subheadings and order of responses set forth below correspond with the subheadings and order set forth in the November 30, 2010 letter.  Also, for your convenience, we included your comments in bold.

10-K for the Fiscal Year Ended December 31, 2009

Item 1A. Risk Factors, page 8.
1.
We may be classified as an inadvertent investment company, page 10.  We note your disclosure in the third paragraph.  Please tell us whether you have requested an order that will exempt you from being characterized as an investment company or an opinion of counsel that you are not an investment company, and if so, please tell us the status of your request.

400 Rella Blvd, Suite 160, Montebello, NY 10901 USA    Tel: (212) 583 0080   Fax: (212) 583 0001
www.advancenanotech.com

In late 2009, we engaged special counsel to review the investment company issue.  After special counsel’s review, it was determined that neither a formal opinion nor exemption order would be required.

2.
Management, page 20.  Please revise all further filings to discuss briefly, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure.  Refer to Regulation S-K Item 401(c).

We will revise all further filings to include all items relating to Regulation S-K Item 401(c).

Item 7. Management’s Discussion and Analysis
3.
Overview and Plan of Operations, page 15.  We see your disclosure on page 15 that you are assisting in the development of Owlstone, your principal asset.  We also reference the disclosure in Note 2 on page F-18 that management is devoting substantially all of its efforts to assisting its minority-owned subsidiary, Owlstone, in the development of its products and services.  Please tell us the specific activities you are performing to assist with the development of Owlstone include whether you are providing any financial support.

The Company’s management has been assisting Owlstone on an informal basis by providing specific introductions to parties management believes could be helpful in the business development of Owlstone, and providing advice from time to time to Owlstone management.  We are not providing any financial support to Owlstone, nor do the Company or Owlstone share any common directors or management.

Item 9(c) Changes in Internal Control over Financial Reporting, page 19
4.
We note that your disclosure on page 19 that during the fourth quarter of 2009 there were no other changes in your internal control over financial reporting.  Please tell us what you mean by the statement that there were no other changes.  Please also tell us what changes were made and why these are not disclosed.

The statement as worded was incorrect.  The word “other” should not have been included.  There were no changes in the Company’s internal controls that were not already disclosed.

Financial Statements

Statements of Stockholders’ Deficit, page F-8
5.	Please explain to us the components of each of the entries in the line item “effects of deconsolidation of previously majority-owned subsidiary and subsidiary abandonment”.

400 Rella Blvd, Suite 160, Montebello, NY 10901 USA    Tel: (212) 583 0080   Fax: (212) 583 0001
www.advancenanotech.com

The aforementioned adjustment is to reflect the elimination of the non controlling interest and related other comprehensive income associated with the deconsolidated and abandoned entities as an adjustment to additional paid in capital at deconsolidation (or abandonment).

Statements of Cash Flows, page F-9
6.
Please tell us why you have included the $5.1 million gain on deconsolidation of subsidiaries as an investing activity, rather than as an adjustment to reconcile net income (loss) to cash flows used in operating activities.  Please tell us whether any cash was paid for this transaction as indicated on page F-9.  In addition, please reconcile this amount to the $6.7 million gain from investments included in the Statements of Operations and Comprehensive Loss.

At the point of deconsolidation (ownership interest below 50%), the carrying value of the investment in the (consolidated) subsidiaries were a deficit of $5.1 million.  We considered the transition adjustment from consolidation to the equity method of accounting for our investment, primarily in Owlstone, as an investment activity rather than an operating activity.  The adjustment was non cash.

During the year ended December 31, 2009, our previously consolidated subsidiary, Owlstone, sold shares of its common stock to qualified investors through a private placement thus resulting in our ownership percentage decline below 50% and leading to deconsolidation.  The common stock sales provided equity to Owlstone, creating a positive net worth from a previous deficit position.  The difference between the two amounts (the $6.7 million and the $5.1 million) represents a) the $1.4 million loss from discontinued operations (operating section of the cash flow statement); b) $5.1 million deficit adjustment at the time of deconsolidation and c) the pro rata equity investment gain of $0.2 million from Owlstone's common stock sales (which exceeded the underlying book value per share).

Note 5. Investments, page F-19.
7.
Since the Owlstone investment appears to be material to investors, please tell us why you have not filed separate financial statements for this equity investment.  In addition, tell us where you have provided the disclosures required by Rule 8-03(b)(3) of Regulation S X.

For the year ended December 31, 2009, we had included ten months operating activities of Owlstone within the body of the financial statements (shown as discontinued ops) with two months as equity investment.  As long as Owlstone continues to provide the Company with summary financials each quarter, we agree that in our future filings to include a condensed Owlstone Balance Sheet and Statement of Operations in compliance with Rule 8-03(b)(3) of Regulation S X.

8.
Please tell us how you considered the guidance in FASB ASC 810-10-25-20 through 25-38 with regard to the consolidation of Owlstone.  Please provide us your analysis of how you concluded that Owlstone is not a VIE that would be required to be consolidated in your financial statements in accordance with this literature.

400 Rella Blvd, Suite 160, Montebello, NY 10901 USA    Tel: (212) 583 0080   Fax: (212) 583 0001
www.advancenanotech.com

We considered the guidance in ASC 810-25-20 when looking at the effects and factors in evaluating our non-controlling interest and rights regarding the deconsolidation of Owlstone.  Specifically, since there was no crossover of management, officers or directors between Owlstone and the Company, there was no further involvement with Owlstone, the legal entity, and no continuing operational risk.  In addition, there were no contractual or subordinated financial support necessary by the Company to Owlstone; and, the operations, markets and territorial areas are unrelated.  As a result, the Company no longer had a majority of the expected losses or expected residual returns from Owlstone.  The remaining investment level held by the Company merely represents the amount of a completely separated entity.  Therefore, based on our analysis, we concluded that Owlstone was not a VIE and was to be deconsolidated on the date the financial controlling interest was lost.

9.
Regarding the table in Note 5 on page F-20 please provide us the calculations of how you determined the amount of the $6.7 million gain on remeasurement of your investment in Owlstone.  Your response should clarify how you determined the deficit carrying value and the fair value of the investment retained at the date of deconsolidation.  Please also tell us whether the investment balance in the table of $1.0 million represents fair value at the date of deconsolidation.  Please provide us with your journal entries to record this transaction at the date of deconsolidation.

The $6.7 million represents the difference between the previously consolidated $5.7 million deficit of Owlstone and the re-measurement using the equity method to the Company's  pro rata share of the book value of Owlstone after the effects of Owlstone's sale of common stock.  Both the $5.7 million deficit and the adjustment of $6.7 million resulting in the net carrying value of $1 million are based on the underlying book value of Owlstone without any adjustments or determinations of fair value at the date of deconsolidation.  We were in error within our table to refer to "fair value".

10.
Please explain to us how you determined the fair value of Owlstone at the date of deconsolidation, the basis for that determination and how the valuation complies with the accounting literature.  Please clarify your statement in the last paragraph on page F-19 that it is “not practicable to estimate the fair value of the investment.”  If you are unable to estimate the fair value of the investment for possible impairment please tell us how you were able to estimate the fair value and record the $6.7 million gain at the date of deconsolidation.

Please refer to our discussions to queries 6 and 9 above.  We utilized the underlying book value of Owlstone to determine the carrying value. The $6.7 million gain at the date of deconsolidation represents the difference of the previous (consolidated) deficit of Owlstone and the subsequent pro rate equity book value (post Owlstone equity sales).  It is our belief our investment is not impaired based on the per share price Owlstone received for their private placement.

Note 7.  Convertible Notes Payable, page F-20
11.	Please tell us to whom the convertible notes were issued and clarify whether they are related parties.

400 Rella Blvd, Suite 160, Montebello, NY 10901 USA    Tel: (212) 583 0080   Fax: (212) 583 0001
www.advancenanotech.com

The following table is a list of all noteholders as of December 23, 2010:

Jon Buttles, Principal Executive Officer, Principal Financial Officer, and Director of the Company, is Managing Partner of Core Equity Group, and the only related party.

The following persons are deemed to be the beneficial owners of more than 5% of the company's securities due to their current shareholdings and the fact that their notes are immediately convertible into common stock:  Owlstone, Inc., BEME Capital Limited, Provco Ventures I, LP.

Note 16.  Discontinued Operations, page F-31
12.
Please tell us where you have disclosed the components of income (loss) from discontinued operations included in your statements of operations each period.  There appears to be several subsidiaries and activities that have been discontinued; however, the amounts and components of these discontinued operations or activities do not appear to be disclosed in Note 16.

We propose including the following in future filings:

Operating results of discontinued operations are as follows:

400 Rella Blvd, Suite 160, Montebello, NY 10901 USA    Tel: (212) 583 0080   Fax: (212) 583 0001
www.advancenanotech.com

	2009	2008
Revenue	$1,848,751	$3,266,215
Cost of sales	443,328	1,095,772

Gross profit	1,405,423	2,170,443

Operating expenses	2,854,003	6,801,514

Net loss from operations	(1,448,580)	(4,631,071)

Other income (loss)	52,504	168,110

Net loss from discontinued operations	$(1,396,076)	$(4,462,961)

Exhibits 31.1 and 31.2
13.
We note that you have omitted the required reference to “internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)” from the introductory language in paragraph 4 and have also omitted paragraph 4(b) of your certifications.  Please amend your filing to include the certifications required by Item 601(b)(31) of Regulation S-K.

An amended 10-K/A correcting Exhibits 31.1 and 31.2, which were inadvertently omitted as a clerical error, will be filed upon completion of this review.

Form 10-Q for the Quarter Ended September 30, 2010

Note 2. Going Concern, page 10
14.
We refer to the disclosures on page 10 that if you are unable to negotiate an extension of the maturity or a modification of the terms of the Notes that you may have to seek protection from creditors under the bankruptcy laws and, if so, the prospects for the Company and its stockholders will be severely limited.  Please provide us an update of the status of this Going Concern matter.

The Company has been in contact with the holder of the Notes and is continuing to work towards forbearance.  We are seeking an agreement from a “Majority in Interest” of the holders of the Notes to forbear for a specific period of time.  It is the Company’s intention to use the forbearance period to repay, refinance or restructure its indebtedness using the shares the Company owns in Owlstone by selling shares to third parties to generate cash, exchanging Notes for Owlstone shares owned by Advance Nanotech, or refinancing the Notes entirely with a new security.  In the event an agreement cannot be reached, we may seek protection under United States bankruptcy laws.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation, page 6
15.
Please revise future filings to describe the material terms of each named executive officer’s employment agreement and the material terms of each stock award or option award grated to your named executive officers, including the date of exercisability, any conditions to exercisability, and any provision that could cause the exercise price to be lowered.  Refer to Regulation S-K Item 402(o), (q).

We will revise all future filings to include all items relating to Regulation S-K Item 402(o), (q).

400 Rella Blvd, Suite 160, Montebello, NY 10901 USA    Tel: (212) 583 0080   Fax: (212) 583 0001
www.advancenanotech.com

Item 13.  Certain Relationships and Related Transactions, page 12
Certain Relationship and Related Transactions, page 12
16.
Please tell us, and revise future filings as appropriate to provide, the information required by Regulation S-K Item 404(a) for your sublease agreement with Owlstone Nanotech, Inc., mentioned on page 12 of your 10-K filed March 31, 2010, and your advances to Owlstone Nanotech, Inc., mentioned in Note 3 on page F-18 of your 10-K filed March 31, 2010.  We note your disclosure on page 10 that Owlstone beneficially owns 17.97% of your outstanding common stock.

The Company has a lease agreement for 400 Rella Boulevard, Suite 160, Montebello, NY 10901 which expires on June 30, 2011.  The leased premises has approximately 2,400 rentable square feet for a monthly rent of approximately $4,200 month.  The property is subleased from a non-affiliated and non-related company.  Owlstone Nanotech Inc., a former majority owned subsidiary, now occupies the majority of the space and informally agreed to pay the monthly rent while they continue to occupy the space.  There is no formal sublease agreement with Owlstone and Owlstone could stop paying if they vacated the space.

Related party receivables are comprised of advances to Owlstone Nanotech, Inc., our former majority-owned subsidiary. The advances were informal and were paid in full in February 2010.

As of April 23, 2010, Owlstone Nanotech Inc. holds beneficial ownership of the Company of approximately 17.97% as a holder of the 8% convertible notes.  Owlstone currently holds $3,297,500 of the $7,339,700 notes outstanding.

In addition to the above responses, this is to certify that we acknowledge:

•	Advance Nanotech is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	Advance Nanotech may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After considering our comments above, if you feel that additional information is required or you would like us to revise the above referenced Form 10-K filing or Amendment No. 1, please let us know and we will do so as soon as possible.

400 Rella Blvd, Suite 160, Montebello, NY 10901 USA    Tel: (212) 583 0080   Fax: (212) 583 0001
www.advancenanotech.com

We appreciate your efforts with respect to this matter.  If you have any questions about our responses or would like to discuss any of our views further, please feel free to contact Jon Buttles, Principal Executive Officer, at 212-583-0080.

Sincerely,

/s/ Jon Buttles
Jon Buttles
Principal Executive Officer

cc:           Ellenoff Grossman & Schole LLP
Thomas Finn
Q Accountancy Corporation

400 Rella Blvd, Suite 160, Montebello, NY 10901 USA    Tel: (212) 583 0080   Fax: (212) 583 0001
www.advancenanotech.com